VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

December 13, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham and James Lopez, Division of Corporate Finance, Office of Real Estate &

Construction

Re:	Gores Metropoulos II, Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed November 26, 2021

File No. 333-257726

Dear Messrs. Dunham and Lopez:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated December 8, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 6 to the Registration Statement on Form S-4 (“Amendment No. 6”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Messrs. Dunham and Lopez December 13, 2021 Page 2

Amendment No. 5 to Registration Statement on Form S-4 filed on November 26, 2021

General

1.

Comment: We note your revisions in response to comment 1 and reissue the comment in part. Please revise your Summary and where appropriate to compare the per share price of the New PIPE Investment with the estimated price at which Public Stockholders may redeem shares of your Class A Stock, further quantifying the effective percentage discount between such prices.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised its disclosure and highlighted more prominently in the Explanatory Note, the Letter to Stockholders and pages 22, 28, 30, 53, 54, 67, 69, 121, 123, 124, 161, 162, 220, 222, 264, 265, 302, 304 and 439 to reflect that the $8.89 price paid in the New PIPE Investment represents an 11.1% discount from the estimated $10.00 price at which Public Stockholders may redeem their shares of Class A Stock.

2.

Comment: We note your response to comment 4. Please revise the cover page and where appropriate to explain how Rollover Options may result in an additional 11,383,245 shares being issued, further adding to dilution.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the Calculation of Registration Fee page, the Explanatory Note, the Letter to Stockholders and pages 45, 168 and 169 to further clarify that: (i) for purposes of determining the Aggregate Sonder Common Stock Consideration (which includes shares of Common Stock underlying the Rollover Options), the Merger Agreement assumes that such Rollover Options are exercised on a net exercise basis, which would result in an aggregate of 14,788,561 shares of Common Stock being issued to current holders of Sonder Stock Options; (ii) under the terms in which the Sonder Stock Options were issued, holders of Rollover Options are generally permitted to exercise their options on either a gross basis, which means that holders of Rollover Options are permitted to pay the full exercise price for each option in cash in order to receive the full number of shares of Common Stock underlying such Rollover Options following the Closing, or on a “cashless” net exercise basis, which allows the holders of the Rollover Option to exercise without having to pay cash to cover the exercise price by surrendering a sufficient number of shares of Common Stock underlying the Rollover Options to cover the cost of the exercise price; and (iii) additional information regarding the potential dilutive impact of the additional 11,383,245 shares of Common Stock that could be issued if all of the Rollover Options are exercised on a gross basis (representing the difference between the actual 26,171,806 shares that could be issued if exercised on a gross basis and the 14,788,561 shares taken into account for purposes of the calculation of the Aggregate Sonder Common Stock Consideration). In addition, the Company has highlighted more prominently that additional information regarding the impact on dilution with respect to such issuances is available in the tabular dilution analysis on pages 18-20, 128-130 and 177-180.

Messrs. Dunham and Lopez December 13, 2021 Page 3

3.

Comment: Please revise the Cover Page and Summary to explain the rollover options in plain English. For example, who receives them? Why do they not “receive their portion” of the approximately 190 million post combination company’s common stock? Please revise accordingly.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised its disclosure in the Calculation of Registration Fee page, the Explanatory Note, the Letter to Stockholders and page 45 to provide additional clarity that current holders of Sonder Stock Options will, following the closing of the Business Combination, hold Rollover Options exercisable for Common Stock by virtue of the automatic conversion of Sonder Stock Options into Rollover Options in connection with the Closing. Additionally, pursuant to the Staff’s request, the Company has revised the Explanatory Note, the Letter to Stockholders and pages 45, 168 and 169 to further clarify that: (i) for purposes of determining the Aggregate Sonder Common Stock Consideration (which includes shares of Common Stock underlying the Rollover Options) and the Exchange Rate, the Merger Agreement assumes an outstanding number of Sonder Stock Options on a net exercise basis, which would result in an aggregate of 14,788,561 shares of Common Stock being issued to current holders of Sonder Stock Options; (ii) under the terms in which the Sonder Stock Options were issued, holders of Rollover Options are generally permitted to exercise their options on either a gross basis, which means that holders of Rollover Options are permitted to pay the full exercise price for each option in cash in order to receive the full number of shares of Common Stock underlying such Rollover Options following the Closing, or on a “cashless” net exercise basis, which allows the holders of the Rollover Option to exercise without having to pay cash to cover the exercise price by surrendering a sufficient number of shares of Common Stock underlying the Rollover Options to cover the cost of the exercise price; and (iii) additional information regarding the potential dilutive impact of the additional 11,383,245 shares of Common Stock, which represents the difference between the actual 26,171,806 shares that could be issued if exercised on a gross basis and the 14,788,561 shares taken into account for purposes of the calculation of the Aggregate Sonder Common Stock Consideration). In addition, the Company has highlighted more prominently that additional information regarding the impact on dilution with respect to such issuances is available in the tabular dilution analysis on pages 18-20, 128-130 and 177-180.

Summary

Interests of Certain Persons in the Business Combination

Interests of the Company Initial Stockholders…, page 64

4.

Comment: We note your revisions in response to comment 5 that the Sponsor will pay “a weighted average per share price of $9.60 for each share of Common Stock” to be purchased in the PIPE Investments. Please revise to disclose the weighted average per share price that your Sponsor will have paid for its total Common Stock in the Post-Combination Company, both in the event that your Sponsor does and does not exercise its rights to assign any of its PIPE Shares. In this regard, advise us whether the Sponsor will have paid a weighted average per share price of approximately $4.24 for each share of Common Stock if it does not assign any of its PIPE Shares, and only a nominal amount if it assign all of its PIPE Shares. Please make corresponding revisions when discussing the Share Surrender Agreement, including on the cover page and page 50, and the Additional Sponsor Commitment, including on page 52.

Messrs. Dunham and Lopez December 13, 2021 Page 4

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure in the Explanatory Note, the Letter to Stockholders and pages 27, 28, 55, 67, 68, 121, 161, 220, 221, 266, 302 and 303, and included additional tabular disclosure that highlights the requested information more prominently to reflect the Staff’s comment. In this regard, the Company discloses that the Sponsor will have paid a weighted average per share price of approximately $4.22 for each share of Common Stock if it does not assign any of its PIPE Shares, and only a nominal amount if it does assign all of its PIPE Shares.

The Business Combination

Recommendation of Our Board of Directors…, page 184

5.

Comment: We note your response to comment 7. Please revise, as indicated in your response, to disclose the apparent belief of the Board of Directors that the growth projections and underlying assumptions continued to be reasonable despite the decline in enterprise valuation.

Response: The Staff’s comment is noted. As discussed with the Staff, the Company respectively advises the Staff that, as disclosed on page 186, “prevailing conditions in the SPAC market and the desire to provide greater certainty in respect of the financing necessary to fully fund Sonder’s business plan” were the impetus surrounding the revised transaction effected by Amendment No. 1 to the Merger Agreement. The negotiations by Sonder with respect to obtaining the additional financing provided by the New PIPE Investment resulted in a necessary reduction in enterprise valuation for Sonder in order to obtain such financing. No concerns with respect to Sonder’s growth projections and underlying assumptions were raised or considered by the Board, as Sonder had outperformed, as a whole, the projections for 2021 first presented to the Board as the time of its earlier decision in April 2021 to enter into the Merger Agreement. Accordingly, the Company further respectfully advises the Staff that the additional disclosure requested by the Staff is not needed, and could potentially be misleading as it may leave the impression that there was at least some doubt by the Board as to the Sonder growth assumptions that required additional scrutiny, when none was present.

Certain Financial Projections Provided to Our Board

Material Assumptions Underlying the Financial Projections, page 205

6.

Comment: We note your revisions in response to comment 9. Please revise to provide more detailed disclosure of your growth assumptions for RevPAR, Ending Live Units & Contracted Units, and Bookable Nights, as well as the reasons you believe these assumptions

Messrs. Dunham and Lopez December 13, 2021 Page 5

are reasonable. For example, we note your revised disclosure that in 2019 Sonder expanded into markets which typically earn lower RevPAR as compared to the existing markets. This appears consistent with the observation that Sonder’s actual Revenue per Available Room decreased during a period of rapid growth, but it is unclear what assumptions support the projection that RevPAR will exceed Sonder’s pre-COVID-19 performance in the near future. Please revise accordingly.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request and as discussed with the Staff, Sonder has provided additional disclosure on Sonder’s growth assumptions for RevPAR and Total Portfolio (Live Units and Contracted Units), and Bookable nights on pages 209, 210, 212, 213 and 214 to reflect the Staff’s comment. Also, pursuant to the Staff’s request and as discussed with the Staff, the Company has provided additional disclosure, including highlighting more prominently the reasons Sonder believes the assumptions to be reasonable on the same pages to reflect the Staff’s comment.

As described in the document, Sonder believes its projections and their underlying assumptions to be reasonable because they are based on historical financial performance, leverage third party market data, represent a small share of a large addressable market opportunity, utilize Sonder’s historical relative performance against peers, and take into account Sonder’s planned improvements, including, but not limited to, expansion of its business development headcount and RevPAR enhancement initiatives to grow RevPAR. Sonder has further confidence in the reasonableness of its projections because they were reviewed and approved by the Sonder Board, and were also reviewed by Sonder’s financial advisor, the Company and its financial advisors. Sonder believes that the disclosure provided is detailed and comprehensive, and therefore investors have been provided comprehensive and complete information needed to make an informed investment decision with respect to the Business Combination.

The Merger Agreement and Related Agreements

The Merger Agreement

Delayed Draw Note Term Sheet, page 256

7.

Comment: We note your revisions in response to comment 2. Please revise the Cover Page, Summary, Risk Factors, Management’s Discussion and Analysis and where appropriate to address the possibility that you do not obtain financing under the non-binding Delayed Draw Notes. Will the transaction move forward if the financing is not obtained? Do you anticipate investors receiving updated disclosure in the event the financing is not obtained or materially changed, and if so what is the timing and nature of the intended disclosure? With respect to the terms of the notes, please provide further clarification. For example, please disclose:

Messrs. Dunham and Lopez December 13, 2021 Page 6

•	the 1% LIBOR floor for your interest rate, as well as the LIBOR replacement rate,

•	the material restrictions on the incurrence of additional debt and the cap on existing debt, and

•	the GAAP net revenue conditions applicable to any second draw or disclose that an Initial Draw will not occur on or prior to December 31, 2021.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request and as discussed with the Staff, Sonder entered into a definitive, binding Note and Warrant Purchase Agreement with Senator Investment Group LP and funds and accounts managed by subsidiaries of BlackRock, Inc., for the sale of an aggregate of $165 million in principal amount of delayed draw subordinated secured notes to be available to the Post-Combination Company following the completion of the Business Combination (the “debt financing”). The amount of the debt financing is a reduction from the original $220 million in principal amount in the non-binding Term Sheet dated October 25, 2021 as a result of (i) Antara’s decision not to complete its Delayed Draw Note Investment and (ii) BlackRock increasing its investment. The definitive Note Purchase Agreement and the Form of Warrant to be issued to the purchasers of the delayed draw notes are being filed as exhibits to Amendment No. 6.

Additionally, as discussed with the Staff, the Business Combination is not dependent on the closing of the debt financing. Rather, the debt financing will only occur after the Business Combination has occurred, and the draw on the debt financing is in fact contingent on the closing of the Business Combination.

Finally, additional revised disclosure has been added to set forth the updated $165 million principal amount, the definitive material terms to the delayed draw notes and additional related information. This disclosure appears on pages 21, 188, 262, 263, as well as the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 271 and Sonder Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 351. As the debt financing was successfully entered into, Sonder respectfully advises the Staff that it does not believe that additional revisions to the Form S-4 Registration Statement are required.

Supplemental Response—Material Contracts:

In our most recent telephone call, representatives of the Staff requested additional information to support Sonder’s determination that Sonder’s contracts with its largest online travel agencies (“OTAs”), such as Airbnb, Expedia and Booking.com, are not required to be filed as exhibits to the Form S-4, under Item 601 of Regulation S-K. Sonder lists its properties on the OTAs’ Internet-based platforms, and when a traveler books a Sonder on an OTA’s platform, Sonder pays that OTA a percentage channel fee.

Messrs. Dunham and Lopez December 13, 2021 Page 7

Sonder believes that the contracts that Sonder enters into with OTAs are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K, because these contracts are ordinary-course agreements that are customary in type and are on customary terms, and Sonder’s business is not substantially dependent upon any of them. Item 601(b)(10) of Regulation S-K provides that, with certain exceptions, agreements made in the ordinary course of business need not be filed as exhibits to a registration statement.

According to Item 601(b)(10)(ii) of Regulation S-K, an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.” Sonder’s OTA contracts are of a type that ordinarily accompany the kind of hospitality business that Sonder conducts. Owners and operators of hotels and other accommodations, including Sonder, routinely advertise and list their properties through indirect channels such as Airbnb, Expedia, Booking.com, VRBO, and other OTAs. Sonder’s contracting approach to these indirect channels is also routine in the industry: it contracts with Airbnb on a standardized form that was not subject to customization for Sonder, and its contracts with Expedia and Booking.com are similarly standard, with only limited negotiated variations.

Sonder’s ordinary-course OTA agreements also do not fall within the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. In particular, Sonder’s business is not substantially dependent on any of its OTA contracts as contemplated by exception (B). That exception covers contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements …[or any] agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

First, Sonder believes no single OTA represents a major part of Sonder’s bookings: these bookings are only a portion of Sonder’s business, even taken collectively. As disclosed on page 353 of the Form S-4, direct bookings accounted for 53%, 44% and 45% of booked revenue in Q1 through Q3 2021, and over 50% for each of the last three quarters of 2020.

Second, Sonder lists the same properties across its three largest OTAs (subject to each OTA’s specific requirements) and is not substantially dependent on any one OTA. No OTA requires Sonder to list properties only with that OTA. If one OTA were to terminate its relationship with Sonder, Sonder would continue offering its properties not only directly on Sonder.com but through multiple other OTAs or could readily engage new OTAs. In addition, the percentage of Sonder’s revenues derived from any individual OTA contract fluctuates, and depends on factors independent of the contract, including competition among OTAs and prospective guests’ changing preferences for searching for and booking travel. Sonder has also disclosed that its OTA relationships can be

Messrs. Dunham and Lopez December 13, 2021 Page 8

expected to shift over time in the related risk factor on page 97. Additionally, Sonder believes that many guests search for accommodations using multiple Internet resources, so that Sonder’s access to many individual consumers does not depend on maintaining its relationship with any particular OTA. If a Sonder customer is unable to use one OTA to access Sonder properties, the customer can either use a different OTA or go directly to Sonder.com to book a Sonder online or call Sonder’s guest team to book a Sonder.

Third, no individual OTA contract represents a “continuing contract” to sell or purchase “the major part” of Sonder’s business as provided in exception (B). Each of Sonder’s largest OTA contracts is terminable by either party on short notice, so that none of them constitutes a “continuing contract” as contemplated by the exception. No OTA contract provides for any guaranteed revenue to Sonder.

Sonder also intends to continue to increase its investments in direct sales, which are sales that Sonder books without OTA involvement, as discussed on pages 330-331. This includes its recent initiatives to increase corporate and group travel revenue through its new direct sales team, Internet-based performance marketing to attract guests to Sonder.com, and ongoing investments in enhancing Sonder.com and the Sonder app. Sonder is also beginning to develop a loyalty/membership program to drive additional direct bookings. This strategic focus further illustrates that its business is not substantially dependent on any single OTA or OTA contract.

Accordingly, although Sonder considers each existing OTA to be a valued partner, and indirect sales channels will continue to be important to Sonder in the aggregate, Sonder is not substantially dependent on any of its individual OTA contracts. In addition, Sonder’s OTA contracts are not covered by exceptions (A), (C) and (D); they are not related party transactions, contracts for the acquisition or sale of property, plant or equipment, or material leases.

Furthermore, particularly because Sonder believes its OTA agreements’ terms are standard in the industry and the Form S-4 Registration Statement already includes disclosure that (i) the OTAs can terminate their agreements on short notice, (ii) the aggregate amount of OTA channel fees (including on page 359) and the percentage of total revenue that OTAs have represented, (iii) the identities of Sonder’s largest OTAs over time, and (iv) the risks associated with indirect sales through OTAs, Sonder believes that the filing of any of the OTA agreements would not provide any additional meaningful disclosure to investors beyond the disclosures already included in the Form S-4 Registration Statement.

For the above reasons, Sonder respectfully submits that its OTA contracts are not required to be filed as exhibits to the Form S-4 Registration Statement.

Messrs. Dunham and Lopez December 13, 2021 Page 9

Supplemental Response—Summary Business Description of Sonder:

Additionally, in our most recent telephone call, representatives of the Staff requested additional disclosure regarding how Sonder describes its business. Pursuant to the Staff’s request, Sonder has revised its disclosure on page 44 to provide additional, plain English disclosure regarding Sonder’s business operations.

If you have any questions or would like further information concerning the responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.